4DMED LTD.
4650 WEDEKIND RD.
SUITE #2
SPARKS, NEVADA 89431

October 13, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 3030
Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), 4DMed, Ltd., a Nevada corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement (File No. 333-241060) on Form S-1 filed with the Commission on August 6, 2020 (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s common stock were made pursuant to the Registration Statement.

If you have any questions, please contact our legal counsel Paul Camp Lane, Lane & Associates at (407) 325-3017.

Sincerely,

By: /s/ Yuen May Cheung
Name: Yuen May Cheung
Title: President